UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number :  1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                                                                                        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                                      .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.                                       Material Change Report and schedule

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2.	Date of Material Change

March 18, 2008

Item 3.	News Release

A press release was issued by Quebecor World Inc. (“Quebecor World”) on March 18, 2008, a copy of which is attached hereto as Schedule A and forms an integral part hereof.

Item 4.	Summary of Material Change

On March 18, 2008, Quebecor World announced that, in view of its filing for creditor protection in Canada and the United States, it will delay the release and filing of its consolidated financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2007. Quebecor World expects that it will only be in a position to release and file its 2007 year-end audited consolidated financial statements, management’s discussion and analysis and annual information form towards the end of April 2008. Quebecor World is seeking an amendment to the credit agreement with its debtor-in-possession (DIP) lenders in connection with the delay in releasing and filing its 2007 audited financial statements.

Due to the late filing, Quebecor World has requested that the Autorité des Marchés Financiers of Quebec impose a management cease trade order precluding Quebecor World’s directors and officers from trading in Quebecor World’s securities. Quebecor World intends to provide the information required by CSA Staff Notice 57-301 and Ontario Securities Commission Policy 57-603, including the issuance of status update reports every two weeks, for as long as the consolidated financial statements are not filed.

Item 5.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6.	Omitted Information

Not applicable.

Item 7.	Executive Officer

For any inquiries with respect to this material change report, please contact Tony Ross, Vice President, Communications, at (514) 877-5317 or (800) 567-7070 or Roland Ribotti, Vice President, Investor Relations and Assistant-Treasurer, at (514) 877-5143 or (800) 567-7070.

Item 8.	Date of Report

March 20, 2008

SCHEDULE A — PRESS RELEASE

See attached.

Quebecor World Inc.

TSX: IQW

Mar 18, 2008 17:18 ET

Quebecor World to Delay Release and Filing of 2007 Financial Statements

MONTREAL, CANADA—(Marketwire - March 18, 2008) - Quebecor World Inc. (TSX:IQW) today announces that, in view of its filing for creditor protection in Canada and the United States, it will delay the release and filing of its consolidated financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2007. Quebecor World expects that it will only be in a position to release and file its 2007 year-end audited consolidated financial statements, management’s discussion and analysis and annual information form towards the end of April 2008. Quebecor World is seeking an amendment to the credit agreement with its debtor-in-possession (DIP) lenders in connection with the delay in releasing and filing its 2007 audited financial statements.

Due to the late filing, Quebecor World is requesting that the Autorité des Marchés Financiers of Quebec impose a management cease trade order precluding Quebecor World’s directors and officers from trading in Quebecor World’s securities. Quebecor World intends to provide the information required by CSA Staff Notice 57-301 and Ontario Securities Commission Policy 57-603, including the issuance of status update reports every two weeks, for as long as the consolidated financial statements are not filed.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company’s expectations as of March 18, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws. Quebecor World Inc. is currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code.

About Quebecor World

Quebecor World Inc. (TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, and Switzerland.

For more information, please contact

Quebecor World Inc.

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

Or

Quebecor World Inc.

Roland Ribotti

Vice President, Investor Relations and Assistant Treasurer

514-877-5143

800-567-7070

www.quebecorworld.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	(S) Marie É. Chlumecky
Name:	Marie-É. Chlumecky
Title:	Corporate Secretary

Date:	March 20, 2008